Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

December 13, 2011

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2011

File No. 000-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated November 30, 2011. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and Outlook, page 22

1.	We note your discussion of key technology trends. Tell us what consideration you gave to disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to these opportunities and investments. In addition, tell us what consideration you gave to discussing and analyzing any other known trends, events and uncertainties specific to your company, such as those resulting from your strategic alliance with Nokia and the challenges associated with optimizing the adCenter platform for the Yahoo! alliance. Refer to Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

Our assessment of key opportunities and investments, located in the overview section of Management’s Discussion and Analysis (“MD&A”), provides insight on known industry dynamics that Microsoft is most focused upon and the actions we are taking to take advantage of these opportunities. For instance, in the area of smart connected devices, we indicated that we are devoting significant resources to consumer cloud offerings like Bing, Windows Live, and Xbox LIVE and software and hardware investments in products like Kinect, Windows, Windows Azure, Windows Phone, Windows Server, and Xbox. Similarly, with respect to search, we indicated that we are investing significant resources in Bing, SharePoint, Windows, and Windows Phone. We discuss and quantify when material significant resources expended in these areas in the results of operations discussion for each of our business groups within the MD&A. In addition, in the liquidity and capital resources section of our MD&A we

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

discuss that we have sufficient liquidity to continue to fund our operating activities and cash commitments for investing and financing activities. Finally, regarding currently known trends, events, and uncertainties, the primary impact of current market dynamics is the prioritization and assignment of research and development (“R&D”) resources within the company. We currently spend approximately $9 billion annually in R&D, and while the emphasis of R&D resources may shift within the company, the overall level of R&D expenditures is not expected to materially change.

With respect to our strategic alliance with Nokia, we provided a description of that strategic alliance in Part 1, Item 1- Business of our Form 10-K. The alliance is a part of our larger investment of resources in the area of smart connected devices, and requires both contractual cash inflows and outflows, the impact of which are not expected to materially impact our results of operations or our liquidity and capital resources. Given these considerations, we did not believe additional discussion and analysis of the strategic alliance with Nokia was necessary.

Similarly, Bing and adCenter are part of our many investments in the area of search, which includes numerous alliances with providers of internet traffic for purposes of advertising. One of those alliances is our Yahoo! alliance and in our discussion and analysis of our Online Services Division results, we highlighted that search revenue growth was offset in part by decreased revenue per search primarily related to challenges associated with optimizing the adCenter platform for the new mix and volume of traffic from the combined Yahoo! and Bing properties. Challenges with the adCenter platform were noted primarily because the integration of Yahoo! is a significant operational endeavor and the Yahoo! agreement represents an investment spanning multiple years to compete in the search marketplace. The impact of such challenges was also reflected in the results of operations for the division as presented in the MD&A. Our established R&D spend accommodates the optimization of adCenter and we do not expect a material future impact to our overall results of operations, liquidity, and capital resources. We will continue to monitor this agreement along with other alliances and will provide additional disclosures if there are unexpected impacts that become material to our financial statements.

Results of Operations

Other Income (Expense) and Income Taxes

Income Taxes, page 33

2.	We note that, in fiscal year 2011, U.S. income before income taxes declined, in dollar amount and as a percentage of the consolidated amount, which contrasts with the increase in foreign income before income taxes. Tell us what consideration you gave to including a discussion of the underlying factors contributing to these relative changes, including any tax planning strategies. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response:

In fiscal year 2011, the mix of income generated from foreign operations increased relative to income generated from U.S. operations, which was predominately due to shifts in consumer demand and changes in market conditions. Among the drivers of the income shift were changes in the PC market. We discuss these and other relevant factors as part of our discussion of the Windows business in our MD&A. There were no significant changes in our tax planning strategies during fiscal year 2011. As disclosed in our MD&A, we continue to produce and distribute products and services through our foreign regional operations centers in Ireland, Singapore, and Puerto Rico, which are subject to lower income tax rates.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

Application of Critical Accounting Policies

Goodwill, page 42

3.	We note your disclosure that the fair value of OSD has been the closest to its carrying value, among your reporting units. Tell us what consideration you gave to disclosing the percentage by which fair value exceeded the carrying value as of the date of the most recent test. Alternatively, you may consider disclosing an assertion that a material charge is unlikely even if step one failed, clearly describing the supporting rationale. Refer to Section V of SEC Release 33-8350.

Response:

As of the date of our most recent goodwill impairment test, May 1, 2011, OSD’s fair value exceeded its carrying value by 21% or $2.0 billion. We determined that the excess of fair value over carrying value was sufficiently large to not warrant disclosure. However, given our continuing investment in this business and the nature of technology innovation, we monitor OSD for indicators of potential goodwill impairment and in future filings we will include the percentage by which its fair value exceeded its carrying value as of the most recent goodwill impairment test.

Notes to Financial Statements

Note 13 – Income Taxes

Uncertain Tax Positions, page 71

4.	Consistent with comment 5 from our letter dated February 10, 2011; we note that you disclose the tax years that remain subject to examination by the I.R.S. Tell us what consideration you gave to also including a description of the tax years that remain subject to examination by major tax jurisdictions outside the U.S. pursuant to ASC 740-10-50-15.e.

Response:

At the end of fiscal year 2011, tax years 1996 to 2010 remain subject to examination by several tax jurisdictions outside of the U.S. As disclosed in Note 13 to the Financial Statements, the resolutions of these audits are not expected to be material to our financial statements. Accordingly, we determined that disclosing the detail of the specific jurisdictions and years would not provide meaningful information to investors. We continually monitor the status of tax examinations worldwide and will provide appropriate disclosures if we determine that an examination is likely to have a material impact on our financial statements. In future filings, we will disclose tax years that remain subject to examination for foreign jurisdictions and a statement of their significance.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK BROD
Frank H. Brod
Corporate Vice President, Finance and Administration and Chief Accounting Officer

cc:	Peter Klein, Chief Financial Officer

John Seethoff, Vice President and Deputy General Counsel

Brad Smith, Executive Vice President and General Counsel

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